SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Palo Alto Networks, Inc.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

0.00% Convertible Senior Notes due 2030

(Title of Class of Securities)

23248V AC9

(CUSIP Number of Class of Securities)

Bruce Byrd, Esq.

Executive Vice President and General Counsel

Palo Alto Networks, Inc.

3000 Tannery Way

Santa Clara, California 95054

(408) 753-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gregory E. Pessin, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on February 19, 2026 (as amended from time to time, the “Schedule TO”) filed by Palo Alto Networks, Inc., a Delaware corporation (the “Parent” or “Palo Alto Networks”).

In accordance with the Indenture, dated as of June 10, 2025 (the “Base Indenture”), among CyberArk Software Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (the “Company” or “CyberArk”), and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), and the First Supplemental Indenture, dated as of February 11, 2026 (the “Supplemental Indenture”, and the Base Indenture, as amended, supplemented or otherwise modified from time to time, including by the Supplemental Indenture, the “Indenture”), among Parent, the Company, and the Trustee, relating to the 0.00% Convertible Senior Notes due 2030 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, Palo Alto Networks filed the Schedule TO with respect to the right of each holder (the “Holder”) of the Notes to require the repurchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $100,000.00 or an integral multiple of $100,000.00 in excess thereof (or such lesser amount held by any such Holder), on March 24, 2026, pursuant to the terms and conditions of the Offer to Purchase, dated February 19, 2026 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), attached to the Schedule TO as Exhibit (a)(1) thereto, the Indenture and the Notes.

The Schedule TO is provided in connection with the acquisition by Palo Alto Networks of CyberArk pursuant to the Agreement and Plan of Merger, dated as of July 30, 2025, by and among Palo Alto Networks, CyberArk and Athens Strategies Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Palo Alto Networks (“Merger Sub”), pursuant to which Merger Sub merged with and into CyberArk, with CyberArk continuing as the surviving corporation and a wholly owned subsidiary of Palo Alto Networks, on February 11, 2026.

The Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Purchase is incorporated in the Schedule TO in response to Items 1 through 11 of the Schedule TO, except for those Items as to which information is specifically provided in the Schedule TO. All capitalized terms used but not specifically defined in the Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Items 1 through 11.

The offer to purchase the Notes, which commenced on February 19, 2026, expired at 5:00 p.m., New York City time, on March 20, 2026. Palo Alto Networks has been advised by the Paying Agent that no Holders tendered any Notes pursuant to the Repurchase Right prior to 5:00 p.m., New York City time, on March 20, 2026. As such, no consideration will be delivered to any Holders pursuant to the Repurchase Right.

$152,500,000.00 aggregate principal amount of Notes was surrendered during the Make-Whole Fundamental Change Period for conversion of the Notes into cash at the Make-Whole Conversion Rate. The consideration for such Notes will be delivered to the applicable Holders in accordance with the terms of the Indenture and the Offer to Purchase.

After giving effect to conversions effected pursuant to the Make-Whole Conversion Right, $1,097,500,000.00 aggregate principal amount of Notes will remain outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Palo Alto Networks, Inc.

By:	/s/ Bruce Byrd
Bruce Byrd
Executive Vice President and General Counsel

Dated: March 20, 2026